UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

LONGS DRUG STORES CORPORATION
(Name of Subject Company)

BLUE MERGERSUB CORP.
CVS CAREMARK CORPORATION
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)
________________

543162101
(Cusip Number of Class of Securities)

Douglas A. Sgarro, Esq.
Executive Vice President-Strategy and Chief Legal Officer
CVS Caremark Corporation
One CVS Drive
Woonsocket, Rhode Island 02895
(401) 765-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Louis L. Goldberg, Esq.
John D. Amorosi, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

CVS Caremark to Acquire Longs Drugstores Conference Call
August 12, 2008, 5:30 PM ET

This transcript contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this announcement, among others:  (1) macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction, including the risk that the transaction will not be consumated within the expected time period.

The tender offer described in this transcript has not yet commenced.  This transcript is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Longs’ common stock.  Investors and stockholders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available because they will contain important information.  The tender offer statement will be filed by CVS Caremark with the United States Securities and Exchange Commission (the "SEC") and the solicitation/recommendation will be filed by Longs with the SEC.  Investors and stockholders can obtain a free copy of these materials (when available) and other documents filed by CVS Caremark or Longs with the SEC at the website maintained by the SEC at www.sec.gov.   The tender offer statement and related materials may also be obtained for free by contacting Nancy Christal at (914) 722-4704.   The solicitation/recommendation statement and related materials may also be obtained for free by contacting (925) 979-3979.

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome the CVS Caremark and Longs Drug Store transaction conference call. My name is Eric and I'll be your coordinator for today. Now, at this time, all participants are in a listen-only mode. We'll facilitate the question-and-answer session at the end of the conference. [OPERATOR INSTRUCTIONS] I would now like to turn your presentation over to Ms. Nancy Christal, Senior Vice President, Investor Relations for CVS Caremark. Please proceed.

Nancy Christal - CVS Caremark Corporation - SVP, IR

Thank you. Good afternoon. Thanks for joining us today on such short notice to hear more about our definitive agreement to acquire Longs Drug Store.

We are very excited about this transaction and the opportunity it offers CVS Caremark to acquire a significant presence in important new markets and to facilitate the expansion of our new Proactive Pharmacy Care offerings to PBM clients. We expect to complete the acquisition of Longs by the fourth quarter of this year. The closing is subject to Hart-Scott-Rodino review and other customary closing conditions.

I'm here with Tom Ryan, our Chairman, President and CEO, and Dave Rickard, our Executive Vice President and CFO. We also have Warren Bryant, Chairman, President and Chief Executive Officer of Longs as well Steve McCann, Executive Vice President and CFO of Longs with us from California.

On this call, we will discuss two non-GAAP financial measures, adjusted EPS and EBITDA. Adjusted EPS is defined as diluted EPS from continuing operations, eliminating the effect of amortization only, and assuming our overall effective tax rate for the amortization. EBITDA is defined as operating profit, plus appreciation, plus amortization.

This announcement contains certain forward-looking statements, which may be identified by words such as believe, expects, anticipates or similar expressions or by discussion of, among other things, strategy, goals or plans. Various factors may cause actual results to differ materially from those reflected in these statements, including, among others, macroeconomic and general industry conditions, regulatory and litigation matters and risks, the risk that a condition to closing of the transaction may not be satisfied or that a required regulatory approval is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction.

Our attorneys have also asked me to read the following. The tender offer described in this announcement has not yet commenced. This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Longs common stock. Investors and stockholders are urged to read both the tender offer statement and the solicitation recommendations statement regarding the tender offer when they become available, because they will contain important information. The tender offer statement will be filed by CVS Caremark with the United States Securities and Exchange Commission and the solicitation recommendation will be filed by Longs with the SEC as well.

Investors and stockholders can obtain a free copy of these materials when available and other documents filed by CVS Caremark or Longs with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials may also be obtained for free by contacting my office at 914-722-4704. The solicitation recommendation statement and related materials may also be obtained for free by contacting 925-979-3979.

This call will be simulcast on the Investor Relations portion of our website at investor.cvs.com and archived there for one month. Following the call, feel free to call me with any questions.

And now, I'm happy to turn this over to Tom Ryan.

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Thanks, Nancy, and thank you all again for joining us on short notice.

Obviously, I'm very pleased to discuss this exciting development, because we think it's an excellent opportunity for our Company and our shareholders.

As outlined in our press release, you see we've entered into a definitive agreement under which we will acquire Longs Drug Stores for $71.50 a share in cash for a total purchase price of $2.9 billion, including the assumption of net debt.

We will acquire Longs' 521 retail drug stores in California, Hawaii, Nevada and Arizona as well as its RxAmerica subsidiary, which offers PBM services to over 8 million lives and prescription drug benefits programs to 450,000 Medicare beneficiaries. We will also acquire four distribution centers in California and Hawaii as well as Longs' headquarters facilities in Northern California.

I think, many of you know, Longs' fiscal revenues for the period ending January '08 were $5.3 billion.

This acquisition will be effected through a cash tender offer to be launched shortly by a subsidiary of CVS Caremark for all outstanding Longs' shares. The tender offer will be subject to and, among other things, the condition that at least two-thirds of the outstanding Longs' shares be tendered.

We believe, this transaction has compelling benefits for CVS Caremark and advances our long-term strategy in important ways. First and foremost, the acquisition accelerates our expansion into Central and Northern California and Hawaii. These are highly attractive regions of the country, where, as you know, we have -- we are not currently represented. And they are very difficult real estate markets to penetrate. Second, with the addition of these markets, we will now have filled in some very important markets that will be particularly valuable to our PBM clients as we rollout our new Proactive Pharmacy Care offering. And lastly, Longs successful PBM RxAmerica and its standalone PDP business will complement our Caremark business.

Before I continue, as Nancy said, we have Warren Bryant on the line and I'd just like to ask Warren just to say a few words.

Warren Bryant - Longs Drug Stores Corporation - Chairman, President and CEO

Thank you, Tom.

On behalf of our Board of Directors, the management and the employees of Longs, I want to convey our excitement about this transaction. In many ways, we see today's announcement as a very natural step for Longs.

Since our founding in 1938, it is the great people of Longs and our strong connection to our customers that have been our key assets and the drivers of our success. Over the past 70 years, Longs has grown from a single family owned store to a strong regional retail drug store chain with 521 stores on the West Coast and in Hawaii. In the past five years, we've made the company stronger, more productive and more profitable. We reduced our overhead, improved our processes, upgraded our stores and focused on our product offerings. Over the last four years, our RxAmerica subsidiary has delivered 93% compound annual growth and has become a significant competitor in the Medicare Part D space. As a result of both our retail and PBM initiatives, Longs has experienced a tripling of our operating margins in just three years. We're proud of these accomplishments and could not have achieved them without the dedication and commitment of our employees.

Given our changing industry landscape, we believe, this combination with CVS Caremark is the logical step for our company in extending our legacy of customer service, employee development and financial performance. This transaction represents an excellent opportunity for us, not only to deliver significant and certain value to our shareholders, but also position our stores to thrive for the benefit of our employees and customers. I'm confident that this deal will present a excellent opportunities for our store employees and ensure that our valued customers continue to receive the best quality products and service. Joining forces with the industry leader, CVS Caremark, will enable us to improve our financial performance above and beyond what we feel we could do independently.

As we considered our strategic alternatives, we realized that CVS Caremark was a natural partner for us for several reasons. CVS Caremark has a strong record of successfully integrating drug store chains and pharmacy benefit services into their portfolio. And also, working with employees to improve the performance, format and offering of stores. There's also very little geographic overlap between our two companies. In fact, in the only two broad markets that we share, Las Vegas and Southern California, we largely have a complementary footprint.

For these reasons and others, we're confident that this combination will get off to a fast start and will be successful in both the near and long term.

In closing, I want to take a moment to personally the entire Longs' team for their commitment and hard work over the past several years. I'd also like to thank our shareholders and Board of Directors for their continuous support of our goals.

We're excited to become part of a great organization and look forward to working with CVS Caremark over the next several months to ensure a smooth and seamless integration.

Tom?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Thanks, Warren. We're obviously -- share Warren's excitement for this combination and what'll it mean for shareholders, customers, clients and associates.

I've been in this business 34 years. I've always admired Longs and its focus on store execution and customer service. And, as Warren said, it's all about the store and the field people getting it done. I mean, I think Warren and his team have done an excellent job working towards centralizing some of their marketing and merchandising processes over the past several years. We intend to ramp that up by implementing our systems, our processes and some of our merchandising and marketing programs, like our successful ExtraCare loyalty card program.

We see this as a significant opportunity for growth and we have a pretty good track record of buying these stores and PBM assets and realizing their full growth potential. We also have a pretty good history of working with organizations to ensure we have career opportunities for their associates. So, we are especially looking forward to welcoming the Longs' associates to our team.

Now, you may recall that as we entered Southern California -- or we entered Southern California in 2004, organically. Then, we gained immediate market leadership in Southern California through the acquisition of a 335 Sav-On stores, which by the way they're comping about 5% this year despite the economy. Today, the broader LA market is the largest revenue producing market in the country for us.

So, we know how powerful strategic action -- acquisitions can be for driving our business. We did it with the Eckerd acquisition in Florida and Texas. We did it with the Revco acquisition. And we're doing it with the Sav-On Osco acquisition in California and Chicago.

With today's announcement, we will now become a leading player in Central and Northern California and Hawaii. As you know, California is the most populous state with 36 million plus people adding 300,000 alone. So, from when we entered California in just four years, after this transaction, we will have over 830 stores in the state. More than anybody else.

Our experience, as well as others in the real estate business, have proven that site selection and development in Northern and Central California markets as well as Hawaii is pretty costly and very time consuming. And this is as evidenced by the limited amount of development. Many of these markets are mature with a minimum supply of appropriate drug store sites. We estimate that the timeframe needed to assemble a quality portfolio like the one we are acquiring would be at least 10 years. Development of sites, even if they become available, are time consuming, because of complex zoning and entitlement issues and significant capital investment. Consequently, an opportunity like this to acquire hundreds of quality locations in these markets is rare.

More than 490 of the stores we are acquiring in Central and Northern California and Hawaii stores are good with valuable well located sites. In fact, these sites -- these stores will give us a leading positions in 10 new markets that are in the top 100 markets in the country. We'll have strong positions in Oakland, Sacramento, San Jose, San Francisco and Honolulu, just for an example.

In addition to California and Hawaii, we'll also add 24 stores in Nevada and a couple of stores in Arizona. We will gain leadership in the Reno, Nevada market, where we currently only have three stores. And this market's projected to grow twice the annual average growth rate of the rest of the country.

So, in total, following this acquisition, we will operate 6,800 drug stores in 41 states and the District of Columbia.

About 470 of those stores we are acquiring, average about 22,000 to 23,000 square feet. That's a little bit bigger than the Sav-On stores, but not much. Sav-On stores have -- we have some stores that size. And the rest of the stores -- the rest of the Longs' stores are smaller stores in the 4,000 to 7,000 square foot range. And these are located mainly in or near medical centers. And, we think, there's an opportunity for us to put our specialty pharmacy in these stores.

It's important also to note that Longs owns the real estate associated with approximately 200 plus store locations, three distribution centers and three office facilities. We have valued these store locations alone at more than $1 billion.

As noted earlier, these stores are located in markets, where commercial real estate and values are among the highest in the country and prime locations are difficult to acquire. We intend to unlock the intrinsic value of these locations as well as distribution centers and office facilities by monetizing a substantial portion of these assets over time. In addition, Longs' distribution centers will be valuable additions to our distribution network.

Now, as I said, many of you know Longs also operates a PBM, RxAmerica, which serves about 8.5 million commercial lives and it has a Med. D standalone PDP that insures about 450,000 lives. The PBM generates about $380 million in annual revenue, including the PDP lives. CVS Caremark will insure over 1.5 million lives through the PDP plans. We will integrate RxAmerica's PBM and PDP business over time. And it will be a nice complement to our PBM.

Let me talk a little bit about the financials. Longs generates approximately $5 billion in annual revenues and a reported EBITDA in the last 12 months of $276 million. So, this transaction is priced at approximately 10 times EBITDA, which is roughly what we paid for the Osco Sav-On stores in 2006. The company has a consistent cash flow generator, reporting operating cash flow of about $200 million annually.

Assuming completion in the fourth quarter, the acquisition is expected to be dilutive to our adjusted EPS by $0.01 to $0.02 in '08 and by approximately $0.05 to $0.06 for the full year '09. We expect the acquisition to be approximately $0.04 to $0.05 accretive to adjusted EPS in '10 and lower digit accretion in 2011 -- low to double-digit accretion, excuse me. So, 2010 will have $0.04 to $0.05 accretion. And in 2011, it'll be low double-digit accretion. The impact of GAAP EPS will be about $0.01 more dilutive than the impact to adjusted EPS this year and approximately $0.02 more than the impact to adjusted EPS in '09.

In terms of synergies, we are currently anticipating cost synergies of $100 million in '09 an approximately $140 million to $150 million in 2010. These are obviously resulting from purchasing efficiencies as well as reduction SG&A.

We plan to finance the transaction with a $1.5 billion bridge facility together with existing cash and liquidity, which will provide us with funding sufficient to satisfy our obligations for the acquisition. The bridge loan will then be paid down with our subsequent free cash flow. The transaction is obviously subject to review under Hart-Scott-Rodino and to two-thirds of the outstanding Longs shares being tendered in the tender offer and to other customary closing conditions. We expect it to be completed in the fourth quarter of '08.

In light of the acquisition, we expect to shift our share repurchase program to the second half of '09. It's important to note that our $2 billion authorization will remain in place. But, we believe, that it's approximately to somewhat delay the repurchase activity and we remain highly committed to this program.

In summary, I think, you can feel it. We're excited about this transaction. We are focused, as always, on having a smooth and seamless integration. We've done quite a few of these over the years. As you know, we have a good deal of experience. We know what it takes to achieve a smooth transition and we plan to do it here again without taking our eye off the ball at CVS Caremark. We expect to have all stores integrated in 2009. We've already selected our integration team and its leadership and we have plans underway and we're ready to hit the ground running once our deal closes.

To me, the acquisition of Longs provides important strategic and financial benefits for us both in the near and the long term. One, we're accelerating our growth into key new markets that are difficult to enter. Two, we're broadening our geographic reach that will help us facilitate the rollout of our new Proactive Pharmacy Care offerings. Three, together with the management team of Longs and the CVS management team, we believe, we can improve the performance of the stores with our technology, our process and our merchandising. Four, over time, we will be able to monetize $1 billion in real estate. And, five, we can still do the share buyback in '09.

So, with that, I think, I'll take -- open it up to questions and I want to thank everybody for their time.

QUESTION AND ANSWER

Operator

Thank you for your participation. [OPERATOR INSTRUCTIONS] Your first question comes from the line of John Heinbockel with Goldman Sachs. Please proceed.

John Heinbockel - Goldman Sachs & Co. - Analyst

Can you talk to the capital program? You guys typically like to remodel most of the acquired stores in six months. How will that play out here? And when do you think you get that done?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Well, we have a plan in place, John. We've allocated about $300 million in CapEx for the stores. I think, as Warren will tell you later, they've done some of the stores. And you can see the performance is different in the stores that have been remodeled. But, as you said, we don't go in and just do paint and paper. We actually will spend a fairly significant amount of money in the store and get it done. We have a pretty good track record. We expect it to be, if not all, completed in certainly '09, the integration will be completed in the '09. Remodels, the stores that we are going to not relocate will be completed in certainly early '10.

John Heinbockel - Goldman Sachs & Co. - Analyst
All right. Secondly, the front-end comp trends at Longs have not been great of late. Does that concern you? And what have you sort of built into your dilution next year in terms of California economy and progression of front-end comps at Longs?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Well, I'll just say that I don't think we've ever missed our projections on acquisition, either on the revenue side or the synergy side. So, we take a fairly conservative approach. And I do think the California economy, obviously it's in a doldrum right now, but I think it's cyclical. Largest economy in the country, I believe it obviously will come back. Having said that, I think, there are some things that we can do to help. Keep in mind, this is a well run organization with a great team. But, I think, we can help on the proprietary brands that we've invested in over the years, our private label business. I think, some of our technology investments can help on the shrink side of the business. Our ExtraCare card, we have California penetration -- ExtraCare's some of the highest in the country. 70% of the transactions are going through ExtraCare. So, I think, there's some things that we can do in the front-end of the store that despite the economy will still help things. Now, you know as well as I do, when we takeover and remodel a store, there's obviously a dip in front-end sales and that's all in our projections.

John Heinbockel - Goldman Sachs & Co. - Analyst

All right. And then, finally, I guess, you do think that given the productivity here, there's no reason that EBIT margins ultimately at Longs can't be at where core CVS is today?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO
No, I don't see any reason why not. It's a -- it has a different mix of merchandise obviously. It's a different mix of front and pharmacy, but I do believe that we can get the margins to where ours are and the productivity.

John Heinbockel - Goldman Sachs & Co. - Analyst

 All right. Thanks.

Operator

The question comes from the line of Neil Currie with UBS. Please proceed.

Neil Currie - UBS - Analyst

Good afternoon and thanks for taking the question. I just had just two questions. First of all, I just wanted to make sure that the synergies that you calculated are on the same basis as previous acquisitions, you mentioned that conservative. In terms of buying synergies, have you just assumed the best of terms, that sort of thing?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

We run the synergies the way we always have Neil. It's -- listen, you've got to think about this -- this is a $5 billion on top of our $80 plus billion. So, we're looking at the purchasing synergies around the obvious areas in generics and private label and some other front-end items and then also the overhead. But, I think, it's done consistently as we've done it in the past.

Neil Currie - UBS - Analyst

In terms of Longs' branding, they have quite a strong brand in the West Coast and Hawaii. How -- will you approach it any differently to past acquisitions you've made, where maybe you've taken over some less strong brands? Maybe you have to be a little bit more careful about changing the name?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Yes, this is always the dicey question -- one for customers and two for associates. And Longs does have a strong brand, but so did Sav-On in Southern California. And I can remember when that was changed to Osco, there was some problem and then they changed it back to Sav-On. I can tell you that we haven't had any pushback in Southern California. And our preliminary plans are to over time change the California market to CVS, but we will leave the Hawaiian market at Longs.

Neil Currie - UBS - Analyst

But will you put the CVS private label in the Hawaiian --?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

It's still early. We're working at planning that now. But, I mean, the Hawaii market is kind of a standalone market from a distribution standpoint, from an advertising standpoint. And you don't lose any economy of scale by doing that in Hawaii. And, I think, it's appropriate. In fact, I believe, the Hawaiians feel that Longs is kind of a Hawaii homegrown chain and maybe is domiciled there. So, anyway, that's our preliminary plan.

Neil Currie - UBS - Analyst

And in terms of the quality of locations, are you happy that there are a lot of locations that are maybe not end of strip or first to main and that you might have to re-site some of them?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

There are -- I think, it's all relative, right? You have to look at, we have a store in downtown Greenwich, Connecticut that's one of our best stores and it's not freestanding, but it's convenient in downtown Greenwich. And it's the same thing in the Northern California markets. They don't have a lot of their stores that are freestanding, but they have stores that are on end caps and that are in convenience centers. And, in fact, there's some markets where you can't get -- there's some areas that you just can't get to freestanding locations. Having said that, we think, there are opportunities for some relocations, maybe 10% to 15% of the fleet that we relocate over time to a freestanding location if we can find it. But there's no rush in doing that. So, when I looked at and our team looked at all of the available opportunities in the market, the Longs' real estate locations were definitely came out on top.

Neil Currie - UBS - Analyst

Well, I can certainly attest in the queues in the Greenwich store. Thanks very much and congratulations on the acquisition.

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Thanks.

Operator

the next question comes from the line of Robert Willoughby with Banc of America Securities. Please proceed.

Robert Willoughby - Banc of America Securities - Analyst

Thanks. Tom, did you mention any change in your own -- in CVS's own store opening plans then? Will that slow down relative to your prior expectations with this deal?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Long term, I don't think so. I mean, we didn't have any plans in Hawaii in the next few years, so that's obviously a little bit of a change. But we're still going to say in the three to three-and-a-half square footage growth range. We'll just look at stores we had in the pipeline and if there's overlap, we'll make some modifications. But it shouldn't change our plan dramatically. We still have obviously fill-in opportunities and we still have other markets that we can go to.

Robert Willoughby - Banc of America Securities - Analyst

And can you give us any details on the PBM, just a percentage of synergies from the deal you feel will come from combining RxAmerica? And, secondarily, what kind of mail order penetration RxAmerica had? And any claims count at all, if you could provide it?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Yes, we're not going to breakout the synergies in this, but the majority of RxAmerica is really the auto enrollees. It's -- when you think about their business. So, it's not a lot on the PDP side, obviously. And it's not a lot of mail penetration. They have a little bit of a different mix. We have probably -- our mix is on the PDP side is probably 35% walk-ins, 65% auto. Theirs is close to 85% to 90% to auto. So, they've made some changes in some of their plan design in the past. They've raised some of the premium. I know, obviously, there was some questions around PDPs and the profitability of those going forward. We've obviously have made some changes on a go-forward basis, eliminating some no-deductible plans, changing some of the plan designs to preferred networks instead of open networks. So, there's some things that you can do that, in fact, Longs has done on the PDP side and we're doing it on the Caremark side. But, we think, it'll be complementary.

Robert Willoughby - Banc of America Securities - Analyst

And just any sense of intangibles as a percentage of deal value for this transaction?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

No, we don't -- we let others do that.

Robert Willoughby - Banc of America Securities - Analyst

Okay. Thank you very much.

Operator

Your next question comes from the line of Deborah Weinswig with Citi.

Nancy Christal - CVS Caremark Corporation - SVP, IR

Are you there?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

I think, she might have got her question answered.

Operator

Your line may be on mute. Your line is open.

Nancy Christal - CVS Caremark Corporation - SVP, IR

Yes, why don't you take the next question.

Operator

Your next question comes from the line of Meredith Adler with Lehman. Please proceed.

Meredith Adler - Lehman Brothers - Analyst

Hi, I have a couple of questions. I was wondering, the press release talks about most of the synergies coming from procurement and SG&A. And I don't know how much you've had a chance to begin to operating practices, but Longs has been making changes and I was wondering whether you see that as also being a significant opportunity?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

I think, there are opportunities, as I said, Warren and his team have done a good job on centralizing the distribution and the marketing plans and the [planograms]. I think, there's still some road to hoe there, which will give us some more margin opportunities.

Meredith Adler - Lehman Brothers - Analyst

And then, just another question about financing. There is a lot of real estate value here and I know that that was true of Sav-On as well and the company chose to finance that real estate. But with California, there's Prop. 13 and you're going to have real estate taxes increase, I believe. Maybe just talk a little bit about why that's the sort of chosen method of financing?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Well, first of all, I'll take a shot at it and then let David jump in, but the tax -- the real estate -- the property tax in California that's factored into our model. And when you think about the sale leasebacks that we've done and we've done a fair amount of them over the years, I think, we were actually the first chain to actually start that in an earnest way. And, I believe, obviously, we'll get lower cap rates than Longs would on a standalone basis, just because of our balance sheet strength and our history and what we have done over time. So, we don't have to rush through it. We don't have to rush to do it. But all those factors are balanced in the cap rates, the economy, the increase in taxes, we have that all factored into our model.

Dave Rickard - CVS Caremark Corporation - EVP, CFO and Chief Administrative Officer

But I just -- all that's true and I just say that at this point in time, what we have in the model is a base case. And, as we always do, we'll be looking at alternatives -- if there are better alternatives out there. But this is course can happen and it can happen with the kind of results that we need it to happen with.

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

And we may want to hold onto some of these. We don't -- we're not in any rush to go out and move these out. I mean, if they -- real estate is -- follow the economy for awhile in California, we'll hold onto them. I mean, we don't have to rush out and do this in the next month. We can do it over a period of time.

Meredith Adler - Lehman Brothers - Analyst

And I just have one more question about drive-thru windows. I think, I've heard that it's fairly tough to get local communities to approve drive-thrus. Is that your experience? Or maybe that's a question for Longs' management? And is that one of the reasons why strip center stores are something that work well in California?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

I don't know. Warren, do you want to jump in on that?

Warren Bryant - Longs Drug Stores Corporation - Chairman, President and CEO

Yes, we have about 38 stores with drive-thru locations. But Meredith's right, it's in some communities very difficult for us or anyone else to get a drive-thru. And so, it's not a competitive disadvantage in many, many communities not having one. We are finding though that some community leaders are changing their mind about pharmacy drive-thru, while they still remain opposed to fast food drive-thrus. So, there's becoming now an awareness in some communities of the difference between the two and the queuing of the cars.

Meredith Adler - Lehman Brothers - Analyst

Thank you.

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

We started calling them prescription pickups, instead of drive-thrus for that reason.

Warren Bryant - Longs Drug Stores Corporation - Chairman, President and CEO

That is important, yes.

Meredith Adler - Lehman Brothers - Analyst

Okay, thank you.

Operator

Next question comes from the line of Tom Gallucci with Merrill Lynch. Please proceed.

Tom Gallucci - Merrill Lynch - Analyst

Thank you, good evening. I was wondering first, could you give any background on the genesis of the deal? And whether or not there was a sort of auction process? Or how this came about?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

We're not going to get into the process. You'll be able to read about it later on, but I've had discussions and been attracted to the Longs company for a number of years. And so, it's kind of no secret where my view was. And it was just an appropriate time for us and obviously an appropriate time for Longs.

Tom Gallucci - Merrill Lynch - Analyst

And then, just on the financial side, pushing out the buyback about a year, I guess, from now to the second half of next year. With the stock having been down lately, can you just talk about sort of the tradeoff that you're making here on expected returns from buying this versus buying your own stock back?

Dave Rickard - CVS Caremark Corporation - EVP, CFO and Chief Administrative Officer

Yes, I think, first of all, when we initially announced the share buyback authorization back in May of this year, we said that it would be done primarily through or at least it was our view that we would do it primarily through open market purchases and that those would extend between 2008 and 2009. And so, we, at that time, we're trying to set an expectation that this wasn't going to be a mad rush through the door kind of thing. That remains the case. Share buybacks is a very legitimate way of enhancing shareholder returns and you've seen us do an awful lot of it over the even recent past. And so, you know that we're believers in that. But it's also important to build a company and to build it as strong as it can be. And, I think, this is an opportunity to do just that in a very, very important part of the country. And so, that is the priority for the very near term.

Tom Gallucci - Merrill Lynch - Analyst

Okay, thank you.

Operator

Your next question comes from the line of John Ransom with Raymond James. Please proceed.

John Ransom - Raymond James - Analyst

Hi, good afternoon. Could you please give us the shrink statistics comparing CVS to Longs?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

We're not going to share that. I will tell you that from a shrink standpoint, we've had improvement in anywhere from 30% to 50% in the West Coast stores that we acquired. And on a private level basis, we've had probably a 300 basis point improvement. So, we'll get into that when we get into maybe some guidance down the road, but we're not going to break it out right now.

John Ransom - Raymond James - Analyst

I mean is it in the ballpark as -- okay, never mind. I won't ask a fruitless question. The other question I had is, what kind of cap rate are you assuming on that billion dollars of real estate value? What is the underlying assumption there?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

It's a mix. Listen, they've got about 75% of the stores are owned -- they own with the land and building. Obviously, that's going to have a lower cap. They've got 25% of the stores that are leased land and owned building. But it's a conservative -- it's a decent -- a reasonable cap, let's put it that way for the mix of stores. And it's based on what we think we can do based on our size and balance sheet.

John Ransom - Raymond James - Analyst

What are you currently doing deals for then? Maybe we can approach it that way?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

It depends on where it is and depends on if it's leased land or owned building. It depends on the marketplace.

John Ransom - Raymond James - Analyst

Is there a range you can give?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

It's going to be different in Florida than California. And it's different in New York.

John Ransom - Raymond James - Analyst

Is there a range you can give us where you're getting things done?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Yes, I mean, the range is going to be in the 6.5, 7.5, 7 to 7.5.

John Ransom - Raymond James - Analyst

Got you. Okay. And, lastly, what percent of the purchase price did you allocate to the PBM and the Med. D business versus the store business?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

We didn't separate it out.

John Ransom - Raymond James - Analyst

Okay. Thank you.

Operator

Your next question comes from the line of Scott Mushkin with Jefferies. Please proceed.

Scott Mushkin - Jefferies & Co. - Analyst

Hey, guys, thanks. I was hoping maybe Dave could walk us through the dilution a little bit more. I mean, you guys, is the assumption there that EBITDA is actually going to go down next year as you do things? And kind of what the interest expense ended off the $2.9 billion?

Dave Rickard - CVS Caremark Corporation - EVP, CFO and Chief Administrative Officer

Well, we've given you the amount of financing and source of financing. Yes, EBITDA will go down next year. We will have all the conversion costs, the one-time and integration costs primarily fall into '09. A little bit of it gets started in '08, but because of Christmas seasonality, we don't want to have a lot of disruption in the stores in the fourth quarter if we can avoid it. So, our view is that most of that happens in '09. And so, that's what propels this curve. If we look at the adjusted EPS, the non-GAAP measure that we use, we said $0.01 to $0.02 in '08 and $0.05 or $0.06 in '09 are the dilution numbers that we're looking at.

Scott Mushkin - Jefferies & Co. - Analyst

So, Dave, that $0.05 to $0.06 of dilution that includes these one-time costs associated with the merger?

Dave Rickard - CVS Caremark Corporation - EVP, CFO and Chief Administrative Officer

Yes, it certainly does. It includes all the one-time costs. It includes the financial effect of delaying the share repurchase program. So, it includes everything that relates to this decision.

Scott Mushkin - Jefferies & Co. - Analyst

And do you want to share with us the amount of investment you think the one-time cost investment will be next year?

Dave Rickard - CVS Caremark Corporation - EVP, CFO and Chief Administrative Officer

I don't think we've broken that out, have we? No, but it's included in that guidance.

Scott Mushkin - Jefferies & Co. - Analyst

And two more, if I could. The LA market, divestitures down there?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

We don't have many. There's an overlap market in some of the LA, but they're not -- we don't have any stores that are next to each other. So, it's -- there's limited, if any, overlap.

Scott Mushkin - Jefferies & Co. - Analyst

Okay. And then, I guess, a final question, maybe, it's a little tougher one and it's not meant to be that way, but it may come across that and it's literally aimed Dave. Over the years, we've talked a little bit on and off about acquisitions, it seems to be you always shied away from Longs or maybe I misread that, but it did seem that way. And I was wondering kind of what's changed? And then, maybe for Tom, why now?

Dave Rickard - CVS Caremark Corporation - EVP, CFO and Chief Administrative Officer

Well, I think that you've heard it said today that Longs has done a lot of things to improve its operations. Some of those things make the operations very much more compatible with the way CVS does business. CVS runs a very centralized management structure. There is some discretion at a store level or district level, whatever. But a lot of the key decision on merchandising, pricing, marketing, and so forth are made centrally. Some years back, the opposite was the case with Longs. And that made it difficult to even start to consider what it would be like to combine with Longs. Today, that's less the case and this is a much more natural fit.

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

I would also add to that our experience with Sav-On in Southern California has helped. Sav-On stores were bigger. We have a dedicated West Coast merchandising team out there, so we get it. We get the general merchandise. We get the size of the stores. We know the mix of liquor. So, we're more comfortable as a company operating the larger store. So, a combination of -- if you look at the Longs ten years ago, they were really decentralized and managers would price an order and do it and whatever they wanted. So, we were a little hesitant to go with that just one for the obvious reasons and two, just culturally. But now, I think, it's closer to our model and we have a better experience. So, we're not going to go in and just put a Boston CVS in San Francisco or Sacramento. We're going to use the Longs merchandising and modeling and what they carry in those size stores with what we've learned in Sav-On and Osco. So, that's the opportunity.

And why now? It came now. Right. The deal just -- we started talking and it came about and if you look at this, we have -- it's 500 stores. It's fairly compartmentalized. Sav-On integration is behind us. We can put a team on this that is focused on the retail side of the integration and it does really -- doesn't affect the continued work between the CVS Caremark integration. So, while CVS Caremark is fully integrated in the back, we're obviously we're doing some work on the Proactive Pharmacy side of it, but the integration process of bringing these stores onboard and all that means, it's 500 stores, we can have a dedicated team that can do it and can compartmentalize it. And, I think, it's a great opportunity for us that we wanted to seize the day.

Scott Mushkin - Jefferies & Co. - Analyst

Great, thanks for answering my questions.

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Thanks.

Operator

Next question comes from the line of Lisa Gill with JPMorgan. Please proceed.

Lisa Gill - JPMorgan - Analyst

Hi, thanks, I must say good afternoon. Tom, I was just trying to get some clarification around a comment that you made that several of the stores are near medical centers and the opportunity around specialty. Are you looking at expanding beyond specialty pharmacy into specialty distribution to serve the needs of medical centers? Or are you talking about patients' ability to be able to pickup product? And then, secondly, looking at the Part D business under Longs today. Can you just maybe compare, contrast your Dave as to have it compares or contrasts to SilverScript? Does it primarily the same product offering? Is it different because it's in a different region? Thanks.

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

First of all, the 40 stores are stores that range anywhere from 4,000 square feet to 7,000 square feet. It was an acquisition that Longs had -- some of it was an acquisition that Longs had done a few years called Network Pharmacy. And they're basically stores that are either in medical centers or near medical centers. So, it'll be more than just a pickup. We would tie this into our specialty network and have these stores serve as one of our specialty pharmacies. Now, some of the stores are downtown stores, but 7,000 square feet, because that's all the space you can get. That would be just a full-service store and not a specialty store. I'd really be focused on the stores around the medical centers and -- in the medical centers and around the centers that are --. You remember the old CVS ProCare stores that we used to have and we've converted those into CVS Care stores. So, it'll be similar to that around the specialty side of the business.

Lisa Gill - JPMorgan - Analyst

Okay. Great. And then, Dave or Tom, either one, any thoughts on their Part D business as it compares to the SilverScript business today?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Well, their Part D business, I said earlier a little bit, they're more -- the mix is slightly different. More auto enrolled. Right. More duals then we have in SilverScript. So, the mix is slightly different. And you do get a different profitability on the walk-in business. They tend to be more sick. They skew to an enhanced plan with no deductible, no copay. And I would say, RxAmerica made some changes in their PDP plan last year around benefit changes and they increased their premiums in a way that prevented them from having some of the problems and some of the challenges that we had in mix utilization. So, we have that in place for '09. They did a little bit last year in '08.

Lisa Gill - JPMorgan - Analyst

Okay. Great. So, from an underwriting perspective, you feel pretty comfortable about --

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

We're actually using the same actuary.

Lisa Gill - JPMorgan - Analyst

Okay. Great. All right. Thanks very much.

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Thanks.

Operator

Your next question comes from the line of Eric Bosshard with Cleveland Research. Please proceed.

Eric Bosshard - Cleveland Research Company - Analyst

Two questions, thanks, two question. First of all, can you give us any understanding of the cost next year? I guess what I'm trying to figure out is the dilution by including the lack of benefit from the repurchase that's kind of including the lack of a positive, which is very, very conservative accounting, but I still would love to get a better understanding of what that dilution would have been if you hadn't considered the lack of the repurchase. I guess, just the dilution that's directly a result of this deal and everything associated with doing this deal, excluding the repurchase. Can you give us what that number is?

Dave Rickard - CVS Caremark Corporation - EVP, CFO and Chief Administrative Officer

Well, Eric, let me go at it the other way. Obviously, the timing of repurchase of shares affects the average number of shares outstanding. And what we said was that the timing is going to shift to the second half of '09. And had the repurchase activity been more evenly spread through the period of time during which the authorization exists through the end of '09, you would have seen a couple of cents of benefit to EPS in '09. Shoving it all to the back part of '09 will diminish that by approximately half. So, it's about a penny of what you're looking at here.

Eric Bosshard - Cleveland Research Company - Analyst

Okay. And then, secondly, what's the average size of the Sav-On stores that you run in California?

Dave Rickard - CVS Caremark Corporation - EVP, CFO and Chief Administrative Officer

21, 22, something like that.

Eric Bosshard - Cleveland Research Company - Analyst

So, basically, identical in size to these stores.

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

They're similar. There's always -- there's a mix of stores on both sides, but they're close enough for government work. They're 20 versus 21 or 22.

Eric Bosshard - Cleveland Research Company - Analyst

And then, the experience with the Sav-On stores of similar size, which from a merchandising standpoint's quite different than what you're used to. How -- I guess, if you sort of look at that experience and how it's turned out, what have you learned from that that's made you feel comfortable in having success in merchandising and running stores that are non-traditional versus your normal store?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Well, one, I think, just our core business around beauty and health, I think, and adding our private label and proprietary, we've seen a lift in even those core categories in the Sav-On stores. So, although it looked like there was a full presentation, in fact, in some cases, there wasn't. So, even the core categories improved. Second, we eliminated some of the food and low margin items in the store and we're continuing to do around skew utilization and rationalization in the stores. And then, three, we have this merchandising team that's West Coast merchandising team that does local DSD. I mean, and they keep that product in the store. These stores will not look like a Washington D.C. CVS store. They'll look like a California store, because the consumer uses the store differently. They use them more as a general store. You can see the mix of pharmacy in front in these stores. But we think we can still do that, raise the margin and also drive customer count and revenue. And a lot of it has to also do with our ExtraCare card.

Eric Bosshard - Cleveland Research Company - Analyst

And at sort of maturity or optimal execution, how do the comps and margins compare in this size and type of store relative to a traditional CVS store?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Well, from a store productivity, they're slightly less just because obviously the size of the store. When you look at the margins, they should be similar. I mean, it should be similar margins, because we're actually picking up some import business and some general merchandise business as has high margin. We're giving it back a little on some liquor that has lower margin. But, overall, it should be similar on an operating margin standpoint.

Eric Bosshard - Cleveland Research Company - Analyst

Great. Thank you.

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

I'll take one more question.

Operator

And your next question comes from the line of Deborah Weinswig with Citi. Please proceed.

Deborah Weinswig - Citigroup - Analyst

Thanks so much and sorry about earlier. Actually, kind of elaborate on the last question. Longs was always, in my opinion, had a very unique kind of general merchandise offering. How can you harness that in these stores and also maybe take some of the learnings back to the rest of the CVS chain?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

You bet. I mean that's kind of what we do. It's always a little tricky to do that, but we were able to do it in the Sav-On stores. And you can see it, I think, if you look at the CVS stores, especially around the holidays, in the fourth quarter, you can see some merchandise mix in our stores and our ads that we would not have had if we hadn't had some of the Sav-On stores. So, Longs does do a great job. It's unique. We are not going in and cookie cuttering it, so to speak, but we are going to centralize -- move to the centralization that Warren and his team have been doing. I will tell you, Hawaii is a completely different market and that will be handled completely different by the management team on the Islands. So, that will look even different than the California stores look as it does now within the Longs suite of stores. So, we feel pretty good about it. And we're learning. And I can guarantee you what we learn from Longs in Northern California, we will bring down to Southern California in these stores. If we have the ability and the size and the stores, we can do it. Our constraint on some of these -- our own stores is just size. We don't want to just force -- shoehorn some merchandise in. But we will take the learnings from Longs, believe me, and apply it to our other California larger stores.

Deborah Weinswig - Citigroup - Analyst

Okay and the -- so, this will be my last question, I'm probably could wait in the call. So, Tom and Dave, over the last ten years, I've obviously seen you complete four very successful acquisitions. What's unique about this deal? And what could make it a) more successful than past acquisitions? And also, what could be a little bit more difficult?

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Every acquisition's a little unique. And it's usually around the culture of the folks. I think, Longs has a good culture -- has a culture of customer service and execution and customer loyalty. Having said that, they've been kind of a quote-unquote family public chain for a long time, maybe less in recent years, but --. So, that'll take a little time for people to get used to that. I think there's just upside opportunity. I think, when we put some CapEx into the remainder of the stores that weren't done. We put our technology into the stores, not only our front-end technology around shrink and merchandising, but our pharmacy technology, our new pharmacy connect system along with our PBM, I think, we're obviously going to have some benefit on the pharmacy side. I just couldn't go wrong. I don't know what I could go wrong. The things that go wrong on acquisitions are technology and culture. And, I think, we're going to do fine with the culture. And the technology that we have, I think, it's one of the reasons that we did Eckerd so quick and others struggled a little bit with it. I think, it's why we did Osco Sav-On so quick is because of the technology we have in place. I don't want to say it's plug-and-play, but our people are good. They know what to do. So, I worry about everything, so we're always have sleepless nights, but I don't see any big worries here.

Deborah Weinswig - Citigroup - Analyst

Well, thanks so much and best luck and congratulations.

Tom Ryan - CVS Caremark Corporation - Chairman of the Board, President and CEO

Thanks. Okay, thanks, everyone, for your time today. We obviously think this is an important step for our Company and we look forward to reporting to you on the progress of this acquisition as we move ahead. If you have any questions, as usual, give Nancy Christal a call. Thanks.

Operator

Thank you for your participation in today's conference. This concludes our presentation. You may now disconnect. Have a good day.